SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                                   Commission File Number  333-65417 (TEMPORARY)

                           NOTIFICATION OF LATE FILING

Check one:

|X| Form 10-K   |_| Form 11-K   |_| Form 20-F   |_| Form 10-Q   |_| Form N-SAR

For Period Ended:   DECEMBER 31, 1998

|_| Transition Report on Form 10-K   |_| Transition Report on Form 20-F

|_| Transition Report on Form 11-K   |_| Transition Report on Form 10-Q

|_| Transition Report on Form N-SAR


For the Transition Period Ended: ________________________


   READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

   If the information relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

________________________________________________________________________________

                         PART I. REGISTRANT INFORMATION

Full name of registrant:     PINNACLE GLOBAL GROUP, INC.

Former name if applicable:   TEI, INC.

Address of principal executive office (STREET AND NUMBER): 5599 SAN FELIPE,
                                                           SUITE 301

City, State and Zip Code:    HOUSTON, TEXAS 77056


                        PART II. RULE 12B-25 (B) AND (C)

   If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

|X|(a)The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|(b)The subject annual report, semi-annual report, transition report on Form
   10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_|(c)The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                               PART III. NARRATIVE

   State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition portion thereof could not be filed within the prescribed time period. (Attach extra sheets if necessary.)

   Pinnacle Global Group, Inc. (the "Company") is the successor issuer to TEI, Inc. All of TEI's operations were disposed of during 1995 through 1997, except the liquid waste operations of its wholly-owned subsidiary, Energy Recovery Resources, Inc. ("ERRI"). On January 29, 1999, the Company completed the combination (the "Transactions") with TEI and three Houston based financial services firms. In connection with the Transactions, the Company's board now consists of six former board members of TEI and six persons affiliated with the financial services firms, and the Company's executive management has been effectively transferred to officers of the financial service firms. In addition, in March 1999, the Company's new management adopted plans to discontinue the operations of ERRI. As a result, the Company must restate all of TEI's prior financial statements to reflect ERRI's operations as discontinued. Accordingly, in order for the Company's current management and accounting personnel to obtain, complete and verify the information and disclosure for the Form 10-K, including restating the prior years financial statements to reflect ERRI's operations as discontinued, the Company would have to incur unreasonable expense and effort to file the report within the prescribed time period.

   Despite the above, the Company was prepared to file its Form 10-K during the afternoon of March 31, 1999. However, due to technical difficulties at the financial printer, the Company was unable to electronically transmit, via EDGAR, its Form 10-K prior to required filing deadline. By separate letter dated April 1, 1999, the Company has made a written request to the Office of EDGAR Policy that the Company's Form 10-K be given a filing date of March 31, 1999. This Form 12b-25 is being filed if that request is ultimately denied.


                           PART IV. OTHER INFORMATION

   (1) Name and telephone number of person to contact in regard to this notification


           DONALD R. CAMPBELL                       (713) 629-5771
                (Name)                        (Area code) (Telephone number)

   (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                      |X|Yes      |_|   No

   (3)Is it anticipated that any significant change in results of operations for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                      |X|Yes*     |_|   No

   If so: attach an explanation of the anticipated change, both narratively and quantitively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. * See attached Exhibit A.


                           PINNACLE GLOBAL GROUP, INC.
                (Name of registrant as specified in its charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: APRIL 1, 1999                   By: /s/ DONALD R. CAMPBELL
                                              Donald R. Campbell, Vice Chairman

                                    EXHIBIT A


There have been significant changes in the results of operations in 1998 when compared to 1997.

The Board of Directors adopted a plan to discontinue operations of ERRI, a wholly-owned subsidiary effective December 31, 1998. Accordingly, the operating results of ERRI have been segregated from continuing operations and reported as a discontinued operation in the statement of operations. A provision for estimated loss on disposition, including a write-down of impaired goodwill and fixed assets was recorded in 1998.

Additionally in 1995, the Company discontinued ESI which was disposed of in December 1997. In accordance with the terms of the disposition, the Company remains liable for costs incurred by the purchaser of ESI in excess of amounts recoverable from customers on contracts. Subsequent to December 31, 1998, the Company was notified that a major customer of ESI canceled its contracts in process. As a result, the Company recorded additional losses related to the disposition of ESI in 1998.

Summary results of operations information is as follows:


                                                 In Thousands
                                        1998          1997          1996
                                      --------      --------      --------
Income (loss) from continuing .....   $   106       $     3       $  (456)
operations
Discontinued operations ...........    (4,077)       (2,785)        1,211
                                      -------       -------       -------
Net income (loss) .................   $(3,971)      $(2,782)      $   755
                                      =======       =======       =======


Furthermore, on January 29, 1999, the Company acquired three financial services firms in a series of transactions accounted for as purchases.